SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

ProCentury Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

74268P108

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

CUSIP No. 74268P108	13G	Page 1 of 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

STONEHENGE OPPORTUNITY FUND, LLC

31-1674705

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	5.	SOLE VOTING POWER 878,571 (1)
SHARES
BENEFICIALLY
OWNED BY	6.	SHARED VOTING POWER
EACH
REPORTING
PERSON WITH	7.	SOLE DISPOSITIVE POWER 878,571 (1)

	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

878,571

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

6.7%
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.7%

12.	TYPE OF REPORTING PERSON

CO

(1) Bluestone Investors, L.P. is the managing member of Stonehenge Opportunity Fund, LLC and Stonehenge Financial Holdings, Inc. is the general partner of Bluestone Investors, L.P., each of which may also be deemed to have sole voting and dispositive power with respect to the common shares held by Stonehenge Opportunity Fund, LLC.

CUSIP No. 74268P108	13G	Page 2 of 4

Item 1(a)	Name of Issuer: ProCentury Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:

465 Cleveland Avenue
Westerville, Ohio 43082

Item 2(a)	Name of Persons Filing:

Stonehenge Opportunity Fund, LLC

Item 2(b)	Address of Principal Business Office, or, if None, Residence:

191 W. Nationwide Boulevard, Suite 600
Columbus, Ohio 43215

Item 2(c)	Citizenship: Delaware

Item 2(d)	Title of Class of Securities: Common Shares

Item 2(e)	CUSIP Number: 74268P108

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the
Person Filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1 (b)(ii)(G)
(h)	☐	Group

Item 4	Ownership.

(a)	Amount Beneficially Owned:

(b)	Percent of Class: 6.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 878,571 (1)

(ii)	shared power to vote or to direct the vote: 0

CUSIP No. 74268P108	13G	Page 3 of 4

(iii)	sole power to dispose or to direct the disposition of: 878,571 (1)

(iv)	shared power to dispose or to direct the disposition of: 0

(1) Bluestone Investors, L.P. is the managing member of Stonehenge Opportunity Fund, LLC and Stonehenge Financial Holdings, Inc. is the general partner of Bluestone Investors, L.P., each of which may also be deemed to have sole voting and dispositive power with respect to the common shares held by Stonehenge Opportunity Fund, LLC.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person .

NOT APPLICABLE

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

NOT APPLICABLE

Item 8	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10	Certification.

NOT APPLICABLE

CUSIP No. 74268P108	13G	Page 4 of 4

SIGNATURE

     I certify that the information set forth in this statement with respect to it is true, complete and correct.

Date: February 11, 2005	STONEHENGE OPPORTUNITY FUND, LLC

By: Bluestone Investors, L.P., its managing member

By: Stonehenge Financial Holdings, Inc., its general partner

By: /s/ Michael J. Endres
          Name: Michael J. Endres
          Title: Principal